SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 2 )*

Argyle Security, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
040311102
(CUSIP Number)
Mezzanine Management Limited
Century House
16 Par la Ville Road
Hamilton, Bermuda
Attention: Arthur Morris
(441) 296-8099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	040311102	13D	Page	2	of	7	Pages

1.	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV A, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,532,600

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		4,532,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,532,600 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	040311102	13D	Page	3	of	7	Pages

1.	NAMES OF REPORTING PERSONS Mezzanine Management Fund IV Coinvest A, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		69,700

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		69,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	69,700 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	040311102	13D	Page	4	of	7	Pages

1.	NAMES OF REPORTING PERSONS Mezzanine Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,602,300

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		4,602,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,602,300 shares of common stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	040311102	13D	Page	5	of	7	Pages
Amendment No. 2 to Schedule 13D
This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D originally filed on May 5, 2008, as amended by Amendment No. 1 filed on January 15, 2009 (the “Schedule 13D”), and relates to the common stock, par value $0.0001 (the “Common Stock”), of Argyle Security, Inc., a Delaware corporation (the “Issuer”). This Second Amendment is being filed by and on behalf of Mezzanine Management Fund IV A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV”), Mezzanine Management Fund IV Coinvest A, L.P., a limited partnership organized under the laws of the United Kingdom (“Fund IV Coinvest”), and Mezzanine Management Limited, a limited partnership organized under the laws of Bermuda (“Mezzanine”). Fund IV, Fund IV Coinvest, and Mezzanine are collectively referred to herein as the “Reporting Persons.”
Item 4. Purpose of the Transaction.
Paragraphs (a), (b), (d), (e), (f), (h), (i) and (j) of Item 4 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
On May 19, 2009, MML Capital Partners LLC, a Delaware limited liability company and an affiliate of the Reporting Persons (“MML”), made an offer on behalf of the Reporting Persons to acquire all of the outstanding shares of Common Stock for $1.00 per share through a merger transaction (the “Offer”), subject to the terms and conditions set forth in a letter submitted by MML to the Issuer’s board of directors (the “Offer Letter”). These conditions include a requirement that continuing management rollover up to 2.4 million, but not less than 2.0 million, shares of Common Stock in exchange for common stock of the acquisition company. Unless the Offer Letter is accepted by the Issuer on or before 5:00 pm Eastern Daylight Time on May 29, 2009, the Offer will expire pursuant to its terms. A copy of the Offer letter is attached hereto as Exhibit B.
The Offer Letter has not been accepted by the Issuer. Even if the Issuer accepts the Offer Letter, the Offer is not binding on any person until such time as the parties have entered into definitive documents. Since the transactions contemplated by the Offer Letter are subject to a number of conditions, no assurances can be given that the proposal contemplated by the Offer Letter will be consummated. The parties may also terminate negotiations and discussions with respect to the Offer, modify the terms thereof or submit alternative transaction proposals.
Prior to discussions or negotiations with the Issuer with respect to the Offer, the Reporting Persons may acquire additional shares of Common Stock through open market purchases or privately negotiated transactions. If the Reporting Persons are unsuccessful in negotiating a transaction with the Issuer, the Reporting Persons may acquire additional shares of Common Stock in the manner described in the preceding sentence as well as by tender offer or exchange offer.

CUSIP No.	040311102	13D	Page	6	of	7	Pages
The Reporting Persons also review on a regular basis their investment in the Issuer and the business affairs and prospects, financial position and capital requirements of the Issuer and its subsidiaries (the “Issuer Group”). Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, other developments concerning the Issuer Group and its business generally, other business opportunities available to the Reporting Persons, changes in law and government regulations, economic conditions, and money and stock market conditions, including the market price of the Issuer’s securities, the Reporting Persons may consider from time to time alternative courses of action. Such action may include the acquisition of additional shares of Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender offer or exchange offer or merger, reorganization or comparable transaction or otherwise. These actions, including actions related to the proposal contained in the Offer Letter or other proposals submitted in addition to or in lieu of the proposal contained in the Offer Letter, may constitute a “going private transaction” or could result in the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.
Alternatively, the Reporting Persons may, subject to market conditions and other considerations, sell all or a portion of the securities of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of this Second Amendment, as follows:
Exhibit A — Joint Filing Agreement for the Second Amendment.
Exhibit B — Letter from MML to the Issuer’s Board of Directors dated May 19, 2009, describing the terms of the Offer.

CUSIP No.	040311102	13D	Page	7	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 20, 2009

MEZZANINE MANAGEMENT FUND IV A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, L.P.
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory

MEZZANINE MANAGEMENT LIMITED
By:	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Authorized Signatory